

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Shiong Han Wee
Chief Financial Officer
WECONNECT Tech International, Inc.
25, Jln Puteri 7/15
Bandar Puteri, 47100 Puchong
Selangor, Malaysia

>**Re: WECONNECT Tech International, Inc.**
>**Form 10-K for the Fiscal Year Ended July 30, 2020**
>**Filed June 7, 2021**
>**File No. 000-52879**

Dear Mr. Wee:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Trade & Services